SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated September 22, 2006

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	3322J	September 22, 2006
2.	Regulatory News Service Notice	1496J	September 19, 2006
3.	Regulatory News Service Notice	1494J	September 19, 2006
4.	Regulatory News Service Notice	1489J	September 19, 2006


06017129



"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

09/22/06 04:44 AM

To "eleanor.besserman@e............... <eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Directorate Change

This Email Alert service is brought to you by Elementis

RNS Number:3322J
Elementis PLC
22 September 2006

ELEMENTIS NAMES NEW CHAIRMAN:

BOB BEESTON, CHAIRMAN OF COOKSON GROUP PLC, TO SUCCEED EDWARD BRAMSON

Elementis today announces the appointment of Bob Beeston as its new Chairman. The appointment is effective immediately. Edward Bramson steps down as Chairman and will remain on the board as a Non-executive Director. The Board also intends to appoint a Chief Executive in the near future.

Bob Beeston, 64, has been Non-executive Chairman of Cookson Group plc, the international materials science company, since April 2003. He is also the Senior Independent Director and Chairman of the Remuneration Committee of D S Smith plc, the international packaging and office products group, where he has been a Non-executive Director since December 2000.

Since his appointment as Chairman Cookson has been transformed. A new executive team was appointed, including a new Chief Executive and Finance Director, the group's strategy was re-focussed and business operations substantially improved. The company's financial standing has been restored and Cookson returned to the dividend list earlier this year.

From 1992 until 2002, he was Chief Executive Officer of FKI plc, the international engineering group. During his tenure at FKI, the business was successfully restructured into four divisions each commanding a leading position in their global markets, and produced an impressive record of strong cash flow and dividend growth.

From 1960 he spent 18 years with Dowty Group before joining John Brown Plastics Machinery (UK) Ltd as Managing Director in 1978. In 1985, he was appointed Managing Director of BTR Valve Group, a position he held for six years before joining FKI plc.

Edward Bramson said: "Bob brings a wealth of experience both as a successful business leader and as Board Chairman and I am delighted that he has accepted the position".

The Company confirms that that there are no other matters requiring disclosure in relation to listing rule 9.6.13.

Enquiries:
Andrew Dowler Tel: +44 (0)20 7831 3113
Greg Quine

END
BOAUUOKRNBRKURR

SEC File No. 82-34751



"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

09/19/06 06:23 AM

To "eleanor.besserma <eleanor.besserma...

cc

bcc

Subject News Alert: Elementis PLC - Blocklisting Interim Review

This Email Alert service is brought to you by Elementis

RNS Number:1496J
Elementis PLC
19 September 2006

Elementis plc
19 September 2006

BLOCKLISTING SIX MONTHLY RETURN

To: FSA
Date: 19 September 2006

1. Name of company

Elementis plc

2. Name of scheme

Elementis Unapproved Executive Share Option Scheme

3. Period of return:

From 16 July 2005 To 31 August 2006

4. Balance under scheme from previous return

1,206,126 ordinary shares of 5p

5. Number of shares issued / allotted under scheme during period:

1,206,126

6. Balance under scheme not yet issued / allotted at end of period

0

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

1,500,000 ordinary shares of 5p listed on 24 February 1998

Please confirm total number of shares in issue at the end of the period in order
for us to update our records

440,905,632

Contact for queries

Name
Kathryn Silverwood

Address
10 Albemarle Street, London W1S 4BL

Telephone
020 7408 9300

Person making the return

Name
Jennifer Murphy

Position
Company Secretary

END
BLRLLMMTMMABBJF



"emailalert@hemscott.co.uk"
<emailalert@hemscott.co.uk>

09/19/06 06:15 AM

To "eleanor.besserman@e
<eleanor.besserman@elementis.com>
cc
bcc

Subject News Alert: Elementis PLC - Blocklisting Interim Review

This Email Alert service is brought to you by Elementis

RNS Number:1494J
Elementis PLC
19 September 2006

Elementis plc
19 September 2006

BLOCKLISTING SIX MONTHLY RETURN

To: FSA
Date: 19 September 2006

1. Name of company

Elementis plc

2. Name of scheme

Elementis Savings Related Share Option Scheme

3. Period of return:

From 16 July 2005 To 31 August 2006

4. Balance under scheme from previous return

2,515,789 ordinary shares of 5p

5. Number of shares issued / allotted under scheme during period:

1,208,250

6. Balance under scheme not yet issued / allotted at end of period

1,307,539

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

6,000,000 ordinary shares of 5p listed on 24 February 1998

Please confirm total number of shares in issue at the end of the period in order
for us to update our records

440,905,632

Contact for queries

Name
Kathryn Silverwood

Address
10 Albemarle Street, London W1S 4BL

Telephone
020 7408 9300

Person making the return

Name
Jennifer Murphy

Position
Company Secretary

END
BLRLLMMTMMABBBF

SEC File No. 82-34751



"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

09/19/06 05:52 AM

To "eleanor.besserman@ <eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Blocklisting Interim Review

This Email Alert service is brought to you by Elementis

RNS Number:1489J
Elementis PLC
19 September 2006

Elementis plc
19 September 2006

BLOCKLISTING SIX MONTHLY RETURN

To: FSA
Date: 19 September 2006

1. Name of company

Elementis plc

2. Name of scheme

Elementis Discretionary Executive Share Option Scheme

3. Period of return:

From 16 July 2005 To 31 August 2006

4. Balance under scheme from previous return

6,759,384 ordinary shares of 5p

5. Number of shares issued / allotted under scheme during period:

3,515,339

6. Balance under scheme not yet issued / allotted at end of period

3,244,045

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

7,000,000 ordinary shares of 5p listed on 24 February 1998

Please confirm total number of shares in issue at the end of the period in order
for us to update our records

440,905,632

Contact for queries

Name
Kathryn Silverwood

Address
10 Albemarle Street, London W1S 4BL

Telephone
020 7408 9300

Person making the return

Name
Jennifer Murphy

Position
Company Secretary

END
BLRLLMMTMMIBBRF